June 26, 2014

Via FedEx and Edgar

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 10, 2014
Form 8-K filed February 20, 2014
Response dated May 19, 2014
File No. 001-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the additional comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated June 13, 2014 regarding the Company’s above-referenced filings and correspondence. The responses to the Staff’s comments are provided in the order in which the comments were set out in the June 13th letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2013

Consolidated Statement of Cash Flows, pages 48-49

1.	We note your response to comment 3. We note that payment amounts attributable to the accretion of present value and changes in fair value are recorded as an expense in the statement of operations. Accordingly, please reclassify the component of acquisition related payments attributable to changes in fair value and accretions of present value under operating activities.

The Company believes that its classification of the component of acquisition related payments attributable to changes in fair value and accretions of present value under financing activities is appropriate. Since there is no specific guidance on point, the Company believes the guidance in ASC 230-10-45-13c and 230-10-45-14 through 45-15c justifies the Company’s position. This guidance states that payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets are investing activities. The guidance continues to state that however, incurring debt directly related to a seller is a financing transaction and subsequent payments of principal on that debt thus are financing cash outflows. By analogy, the Company believes the guidance in ASC 230 would indicate that payments related to acquisitions that are made in periods subsequent to the original purchase should be classified as financing activities.

The Staff is seeming to suggest that because increases in the contingent earn out liability was charged to operations and thus was a non-cash operating activity item for the statement of cash flows, then the payment of this incremental amount should be reflected in operating activities. We do not think this is appropriate or required. If the earn out liability was reduced, the credit to operations would be reflected as a non-cash reduction to cash flows from operating activities. The Company’s payment of this reduced liability would be a financing activity, with no offset to the earlier non-cash amount. Furthermore, for fixed assets, the initial payment for the asset is an investing activity, while the depreciation of the asset is an operating activity and the replacement cost for that depreciated asset is another investing activity.

Therefore, the Company believes that while deferred acquisition consideration payments are not debt by their nature, they are a type of seller-financing. The change in deferred acquisition amounts closely represent what we would pay for the acquired business if we acquired that business today. These earn-outs are negotiated as a means for us to acquire the target company today when a seller believes his company will be worth more several years in the future. Without the inclusion of earn-outs the majority of our acquisitions would not come to fruition. Thus we believe this further supports our position that the deferred acquisition liability inclusive of any changes are a direct cost related to funding the acquisition and therefore should be reflected as a financing activity in our cash flows. In addition the concept that the deferred acquisition (inclusive of changes) is a form of seller financing is supported by the fact that the Company’s credit agencies, Moody’s and Standard & Poors, each treat these payments as debt when determining the Company’s credit rating.

Also of note, is that both equity and credit investors in the Company focus on the underlying cash generation of the Company’s day-to-day operations to get the best indication of the health of the business. They further view all components of deferred acquisition consideration as principal payment for acquisitions and thus contingent debt on the balance sheet when conducting equity valuation analysis.

The Company will expand its disclosure in the footnotes to clearly address how the payments are accounted for in the cash flow statement. The Company will add a statement that the Acquisition related payments included in the Cash Flows from financing activities represent both payment of the initial contingent liability recorded and subsequent changes in the fair value of the liability.

2.	Please tell us how the line item “Adjustment to Deferred Acquisition Consideration” (Cash Flows from Operating Activities) reconciles to “Redemption Value” as presented on page 79. In addition, include in footnote 13 your definitions of “Grants” and “Redemption Value Adjustments” as stated in your response to comment 6.

The line item “Adjustment to Deferred Acquisition Consideration” (Cash Flows from Operating Activities) includes the adjustments for changes in fair value and accretions of present value that are flowing through the applicable period’s operating results, but excludes the adjustments that are flowing through stock-based compensation (which are compensatory charges also included in the periods’ operating results). The “Redemption Value” on page 79 includes “Adjustments to Deferred Acquisition Consideration” plus the adjustments related to the deferred acquisition consideration that are recorded as stock-based compensation.

The Company confirms it will include in footnote 13 the specific definitions of “Grants” and “Redemption Value Adjustments,” as stated in our previous response to comment 6 and further clarified in response 6 below.

Deferred Acquisition and Contingent Consideration (Earnouts), page 37

Critical Accounting Policies (Business Combinations), page 40

3.	We note your response to comment 4. It appears that you used the income approach to measure the fair value of the deferred acquisition and contingent consideration arrangement. If so, please tell us the following

a.	What approaches you used to estimate future cash flows;
b.	How you gave effect to contract valuation formulas in your measurements; and
c.	What discount rates were used and whether they were developed from a market participant’s perspective.

In addition, please tell us why the quarterly adjustments are impacted by the change in the various contractual valuation formulas.

The Company does use the income approach to measure the fair value of deferred acquisition and contingent consideration arrangements. This approach is used because the underlying contractual formulas are based on the future operating results of the acquired companies. The Company uses the average of multiple estimated growth rates to determine the estimated operating results which are the basis for the deferred acquisition and contingent consideration arrangements. These growth rates are applied to the estimated operating results for the current year which are updated on a quarterly basis. The Company performs a detailed review of each acquired entity’s budget for the current year and strategic plan for the next three years to determine estimated growth rates. The Company then uses a range of expected growth rates based on its knowledge of the industry and recent experience. The average of these estimated growth rates is applied to current budget.

All of the deferred acquisition and contingent consideration arrangements have stated contractual valuation formulas which are used to determine the estimated payments to be made. All of these formulas are based on current and future operating results.

The Company uses its weighted average cost of capital (“WACC”) which it has determined to be consistent with other market participants. The WACC rate for 2013 was 9.5%. As part of our WACC analysis, the Company looked to the average of its comparable peers’ weighted average cost of capital to determine the relevant market WACC. The Company performed a detailed analysis of the capital structure and cost of debt and equity for each of the peers, which represent the primary competition for business and the acquisition of new partner agencies. The data shows that the difference between MDC’s weighted average cost of capital and that of its peers is de-minimis.

Quarterly adjustments are impacted based on changes in contractual valuation formulas in such that the formulas do not change on a quarterly basis but the estimated operating results do change based on the nature of the industry. Quarterly changes to estimated operating results occur due to either significant new clients wins (greater than those budgeted for) and/or significant client losses and/or a lack of new client wins (which had been budgeted for) occur. These occurrences impact the estimated operating results which in turn impact the estimated deferred acquisition and contingent consideration arrangement payments to be made.

11. Bank Debt, Long-term Debt and Convertible Notes, page 72

4.	We note your response to comment 5. We also note that you were required to obtain consent from your lenders for payment of dividends to you by the Loan Parties (such named subsidiaries on the signature page of your Restated Credit Agreement) to permit you to redeem the stock appreciation rights. Considering that such Loan Parties may not transfer assets to you without the consent of your lenders, it appears to us that you have restrictions on the transferability of assets from such Loan Parties (restricted subsidiaries). We therefore reiterate our previous comment. Please tell us how you calculated your proportionate share of restricted net assets of your consolidated and unconsolidated subsidiaries for the purposes of providing restricted net asset disclosures and parent-only financial statements.

The Company acknowledges that lender consent was obtained to permit redemption of the stock appreciation rights, including to the extent Loan Parties made cash dividends to Parent to fund such redemption. However, we instead respectfully refer to the instruction contained within both Rule 4-08(e)(3) and Rule 5-04. Specifically, “where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.”  The Company confirms that there are no restrictions contained in the Credit Agreement with respect to the amount of funds that may be loaned and/or advanced by and among Loan Parties, including Parent; to the contrary, such intercompany advances and/or loans are expressly permitted by the Credit Agreement.

13. Fair Value Measurements, page 79

5.	We note your response to comment 6. For each significant acquisition disclosed in note 4 on page 63, please tell us the specific factors that you considered in concluding that as of the acquisition dates, the contingent consideration was not considered a compensatory arrangement pursuant to ASC 805-10-55-25.

The Company reviews each purchase agreement for elements of compensatory arrangements. If any compensatory arrangements exist, the Company classifies such arrangements as a stock-based compensation charge. The Company’s purchase agreements for new acquisitions are similar and may at times contain elements of compensatory arrangements. For example, if a purchase agreement contains a provision that require a seller to forfeit payments if employment terminates, then such payments are classified as a stock-based compensation charge. We also evaluate the employees’ total compensation to confirm that it is at a reasonable level compared to the other executives in the company (which it has been for all previous acquisitions). The purchase consideration paid must also be in proportionate share to the economic/ownership interest sold to the Company, which all deals have been to date. The payments are derived from formulaic calculations based on the results of operations (or earnings) for the acquired equity, and as such are treated as acquisition payments for tax purposes.

In addition, the Company may from time to time have compensatory elements included in our step-up agreements, pursuant to which the Company acquires the remaining minority equity interests from an agency founder. In these transactions, a portion of the applicable purchase payments may be contingent on continued employment. Therefore, those payments are appropriately treated as stock-based compensation which amounted to approximately $6.2 million for 2013.

6.	We note your response to comment 6. Please tell us what you mean by “stock based compensation charges relating to acquisition payments that are tied to continued employment”. Also, tell us why the accretion of the present value is not reflected in the table on page 79 showing the movement of the “contingent payments” liability account.

In Company’s response to comment 6 “stock based compensation charges relating to acquisition payments that are tied to continued employment” refers to when there is a compensatory element in our acquisition agreements as noted in response 5 above. These arrangements are charged to the operating results through stock-based compensation when earned. These amounts are generally settled in cash payments, not stock. Any amounts not paid when earned are included in the liability - deferred acquisition consideration. The Company believes this to be a conservative treatment. As stated above in comment 1, the credit agencies and both equity and credit investors in the Company view deferred acquisition consideration as debt when evaluating the financial health of the Company.

Redemption Value Adjustments also include the accretion of the present value. The Company will update the definition of Redemption Value Adjustments to fair value changes from the Company’s initial estimates of deferred acquisition payments, including the accretion of present value and stock based compensation charges relating to acquisition payments that are tied to continued employment.

Form 8-K filed February 20, 2014

Exhibit 99.1

Schedule 4

Free Cash Flow

7.	We note your responses to comments 7 and 9. Since “Free cash flows” as presented in your earnings releases includes line items that are of an operating nature, we do not believe that it is appropriate to characterize this measure as “Free cash flows” or “Adjusted cash flows”. Accordingly, please revise future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

The Company respectfully disagrees and continues to believe that “free cash flow” is an appropriate term. Alternatively, when identified adjustments are necessary to an investor’s understanding of the presentation, the term “adjusted free cash flow” would be used.

While the Company recognizes that this measure does not have a uniform definition and its title does not describe how it is calculated, the Company believes that free cash flow, as currently defined by the Company, helps investors analyze underlying trends in our business, evaluate the performance of our business both on an absolute basis and relative to our peers and the broader market, provides useful information to both management and investors by excluding certain items that may not be indicative of our core operating results and operational strength of our business, and helps investors evaluate our ability to reduce net debt, make strategic investments and pay dividends to common shareholders.

The Company agrees that a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used (see Staff C&DI 102.07, January 11, 2010).  The Company has provided such a description and reconciliation in its filings.  In addition, the specific adjustments listed in Schedule 4, including some of an operating nature, are consistent with ensuring that the presentation would not “inappropriately impl[y] that the measure represents the residual cash flow available for discretionary expenditures” (see Staff C&DI 102.07, January 11, 2010).

8.	Please tell us how you intend to address “record results” in your future earnings releases, since the phrase does not appear to apply to your measures of liquidity and performance under GAAP.

In future earnings releases, the Company will limit the use of the phrase “Record Results” only to measures of performance defined by GAAP.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Jonathan Groff, Staff Attorney Kathryn Jacobson, Staff Accountant Dean Suehiro, Staff Accountant Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Thomas McLoughlin, BDO USA LLP